**UNITED STATES OF AMERICA**
**Before the**
**SECURITIES AND EXCHANGE COMMISSION**

**SECURITIES EXCHANGE ACT OF 1934**
**Release No. 62839 / September 3, 2010**

**ADMINISTRATIVE PROCEEDING**
**File No. 3-14005**

| | |
|---|---|
| **In the Matter of**<br><br>**Atchison Casting Corp.**<br>  **(n/k/a Bradken-Atchison/St. Joseph, Inc.),**<br>**CityFed Financial Corp.,**<br>**Divine, Inc.**<br>  **(n/k/a Enivid, Inc.),**<br>**Genesis Worldwide, Inc.,**<br>**Hampton Consulting Corp., and**<br>**Jake's Pizza International, Inc.,**<br><br>        **Respondents.** | **ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO CITYFED FINANCIAL CORP.** |

**I.**

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by CityFed Financial Corp. ("CTYF" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on August 12, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

**II.**

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to CityFed Financial Corp.  ("Order"), as set forth below.

**III**.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.      CTYF (CIK No. 744765) is a Delaware corporation located in Nantucket, Massachusetts with a class of securities registered with the Commission under Exchange Act Section 12. As of August 5, 2010, the common stock of CTYF (symbol CTYF) was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

      2.      CTYF has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended March 31, 2006.

**IV.**

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                        Elizabeth M. Murphy
                                        Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to CityFed Financial Corp. ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Robert G. Mahony
Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-2557

David S. Frye, Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-6010

CityFed Financial Corp.
P.O. Box 3126
Nantucket, MA  02584

CityFed Financial Corp.
c/o United States Corp. Co.
Registered Agent
2711 Centerville Road, Suite 400
Wilmington, DE  19808

Marc Mehrespand, Esq.
K&L Gates
1601 K Street, N.W.
Washington, DC  20006-1600
(Counsel for Respondent)